Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

Testimony delivered at a public meeting of the San Jose City Council by Jayme Ackemann, Director of Corporate Communications

On behalf of San Jose Water Company I am here today to provide you some information regarding our merger and why we believe it is not only the best course to improve and strengthen our 152 year-old-company, but also why it is best for our customers, including the City of San Jose.

After our merger, San Jose Water will be better capitalized and more able to meet the growing needs of our customers. Our buying power for goods and services will be stronger and our training programs will be more efficient. This scale can deliver real value for our customers, employees, communities, and the environment.

In addition to the aforementioned benefits, there is no change to San Jose Water and our commitment to delivering safe, high quality, and reliable water service to the greater San Jose metropolitan area. The newly merged company will be led by our parent company, SJW Group and our corporate headquarter will remain in San Jose, with the same staff from the top down. Most importantly the company will remain San Jose Water, just as it has for our 152 years.

Like us, you want the best for our community. We will be submitting information to the California Public Utilities Commission (CPUC). However, because our merger is at the parent company level and because it will not result in another entity assuming control of SJW, we aren’t required to seek CPUC review of our merger. Cal Water knows this well as there was no formal CPUC review of their last three acquisitions of out-of-state companies. So it seems disingenuous that they are now asking you to suggest the CPUC review this action but did not seek similar review of their own.

We are disappointed that our efforts to improve and strengthen our company have resulted in Cal Water’s hostile attempt to purchase our company. Our Board has determined that their offer is not superior to the Connecticut Water merger and it is not likely to lead to a superior offer. In addition, we believe that the offer is too reliant on debt, which would impact Cal Water’s future investment capability.

We are more than disappointed that Cal Water has chosen to seek your help in creating obstacles to our merger by having their lobbyists seek this action today and similar actions from elected officials across the region. They are attempting to leverage the public council process to aid their effort at a hostile takeover of a private company.

We want you to understand that we appreciate the concerns you have brought forward. There is no doubt that the drought has brought great challenges and put pressure on water rates across the state. We are not immune from that. In fact it is one of the reasons we have chosen to embark on the merger.

As to the overbilling issues that have been raised by some council members: When this was brought to our attention we reviewed it and took immediate corrective action. We have made a good faith offer to the CPUC to refund $1.8 million to customers. This is currently under review with the CPUC in the current rate case and we have set aside the funds to address this as soon as we receive final determination from the CPUC.

While we acknowledge the challenges and mistake, we are laser focused on the efforts to address and correct them and hope that our 152 year history of service and dedication to our community would earn us the chance to restore your trust.

We look forward to continuing to build on our 152-year relationship with the City of San Jose and we want to address all concerns raised by our merger, whether through coordination with the CPUC or engaging with the council directly as the process unfolds.

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Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the shareholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.